

December 18, 2012

Via E-mail
Wexing Wang
Chief Executive Officer
ANV Security Group Inc.
8th Floor, Block B, R&D Building
Tsinghua Hi-Tech Park
North Area of Shenzhen Hi-Tech & Industrial Park
Nanshan District, Shenzhen
People's Republic of China 518057

Re: ANV Security Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Response dated October 22, 2012
Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended June 30, 2012
Filed October 19, 2012
File No. 000-53802

Dear Mr. Wang:

We issued comments to you on the above captioned filings on November 6, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 2, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Advisor, at 202-551-3359, or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs

Larry Spirgel
Assistant Director

cc: Via E-mail
       Frank J. Hariton